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                              April 5, 2023

       Andrew Kang
       Senior Executive VP and Chief Financial Officer
       Microstrategy Inc.
       1840 Towers Crescent Plaza
       Tysons Corner, VA 22182

                                                        Re: Microstrategy Inc
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 16,
2023
                                                            File No. 000-24435

       Dear Andrew Kang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Item 1. Business
       Custody of our Bitcoin, page 9

   1. To the extent material, please tell us how recent bankruptcies in the crypto industry and failures of certain
financial institutions, and the downstream effects of such events, have impacted or may impact
your business, financial condition, customers, counterparties and custodians, either
directly or indirectly. Clarify and disclose whether you have material assets that may not be
recovered due to these events or may otherwise be lost or
                                                        misappropriated.
   2. Please tell us the names of your custodians and the amount of bitcoin held at each.
                                                        Also, tell us and
disclose any direct custodians or other participants in the crypto asset markets known to:
                                                            Have filed for
bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of
creditors, or have had a receiver appointed for them.
 Andrew Kang
FirstName   LastNameAndrew  Kang
Microstrategy  Inc.
Comapany
April       NameMicrostrategy Inc.
       5, 2023
April 25, 2023 Page 2
Page
FirstName LastName
                Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
                Have the crypto assets of their customers unaccounted for.
                Have experienced material corporate compliance failures.
Item 15. Exhibits, Financial Statement Schedules
Notes to Consolidated Financial Statements
Note 4. Digital Assets, page 88

3. We note that both the 2025 and 2028 Secured Notes are secured by bitcoin collateral.
         Please address the following:
             Tell us the name of the custodian that held the Bitcoin Collateral Account for the
             2025 Secured Notes, and whether they are a third-party, institutional-grade, US-based entity similar to your other bitcoin custodians.
             Tell us, and revise to disclose as appropriate, whether the bitcoin being held as collateral for the 2028 Secured Notes is also held in a separate custodial account and, if so, provide us with the information requested in the previous bullet point.
             Tell us whether the lender of either loan has any rights or access to the bitcoin, such as the right to pledge, rehypothecate, assign, commingle or otherwise use the assets pledged as collateral. Alternatively, clarify whether you retain sole custody legal ownership and control over the bitcoin. Explain how either parties' rights might be impacted in the event of a default.
             Provide us with your analysis of the accounting for the bitcoin pledged as collateral.
             In this regard, explain how the terms of the custodian account(s) and/or loan agreements support the inclusion of such bitcoin as an asset on your balance sheet. In addition, address your consideration to classify such bitcoin as a restricted asset separate from your other digital assets. Cite the accounting guidance you relied on to reach your conclusions.
             Tell us, and consider revising to disclose, the dollar amount of bitcoin used as collateral for each loan as of each period end presented.
Note 16. Segment Information, page 112

4. Please revise to disclose revenue earned and long-lived assets held in your country of domicile, the U.S., separately from all foreign countries. Refer to ASC 280-10-50-41.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Andrew Kang
Microstrategy Inc.
April 5, 2023
Page 3

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 or with any questions.



                                                          Sincerely,
FirstName LastNameAndrew Kang
                                                          Division of
Corporation Finance
Comapany NameMicrostrategy Inc.
                                                          Office of Technology
April 5, 2023 Page 3
cc:       Jeanine Montgomery, CAO
FirstName LastName